Exhibit 99.2

Browning West to Run Slate of Eight Highly Qualified Director Candidates for Election at Gildan Activewear’s Annual Meeting

Chooses Annual Meeting Path to Simplify Voting Process for Shareholders, Mitigate the Board’s Self-Serving and Wasteful Legal Tactics, and Provide a Forum for Rejecting Unqualified CEO and Director Vincent Tyra

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”), which is a long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”) and beneficially owns approximately 5.0% of the Company’s outstanding shares, today announced that, after careful consideration, it has decided to nominate a slate of eight highly qualified candidates for election to the Board of Directors (the “Board”) at the Company’s annual meeting of shareholders (the “Annual Meeting”) scheduled for May 28, 2024, rather than via a special meeting of shareholders (the “Special Meeting”).

Browning West initially chose to requisition a Special Meeting because it was the fastest path to reverse the Board’s succession mistakes. However, the Board has acted in a far more entrenched manner than previously imagined and has both delayed and converged the Annual Meeting with the Special Meeting. Because both meetings are now being held on the same day, we believe there are several advantages to utilizing the Annual Meeting path, rather than the Special Meeting, including:

•	Running a slate of director candidates at Gildan’s Annual Meeting enables Browning West to simplify the voting process for shareholders while accomplishing the same outcome. If the Board had promptly convened our requisitioned Special Meeting, shareholders would have been asked to vote on the removal and election of directors. At the Annual Meeting, all of the sitting directors’ terms will expire, meaning shareholders will only be voting on the election of candidates for the Board. This provides a cleaner and more convenient format for shareholders to easily elect our slate of eight highly qualified candidates in place of eight value-destroying incumbents.

•	Running a slate of director candidates at Gildan’s Annual Meeting positions Browning West to eliminate the costly sideshow created by the Board’s scorched earth legal tactics. Now that the Board is finally allowing corporate democracy to play out at the Annual Meeting, there is no need for these directors to continue to waste precious shareholder capital on litigation aimed at invalidating our requisition. Unlike the current Board, we are focused on preserving value by minimizing the absurd level of shareholder funds being wasted to aggressively attack the Company’s largest owners.

•	Running a slate of director candidates at Gildan’s Annual Meeting allows shareholders to reject the seemingly unqualified Chief Executive Officer Vincent Tyra, who has a troubling record of value destruction. When Browning West submitted its requisition for the Special Meeting on January 9, 2024, Mr. Tyra had not yet been appointed as Chief Executive Officer and a member of the Board. By focusing our efforts on the Annual Meeting, we can give all Gildan shareholders the opportunity to reject Mr. Tyra and his track record of value destruction in an unambiguous manner.

1

Usman S. Nabi and Peter M. Lee of Browning West commented:

“Although we are gratified that our efforts have resulted in Gildan’s Board setting a date for a shareholder vote, we believe the Board has once again embarrassed itself and impugned what little credibility it has left in the lead-up to this week’s Annual Meeting announcement. The Board responded to our January 9th requisition by spending three weeks disregarding the feedback of numerous long-standing shareholders, leaking misinformation about Glenn Chamandy, and waging a low-road smear campaign and incessant legal harassment of shareholders. Only under immense public pressure has the Board reactively set an Annual Meeting date, which is still nearly five months after it received our valid Special Meeting requisition. While the Board claims it will use some of this time to pursue a resolution with us, this appears to be another instance of the Board’s entrenchment tactics, particularly in light of the fact that the Company just initiated litigation against us. We urge shareholders to continue to judge this Board based on its actions rather than its seemingly hollow words.

Gildan stakeholders have been suffering through a vacuum of credible leadership for almost two months, and each day of delay risks permanent damage to the Company. Now that we have pivoted, the Board can no longer use the excuse of its wasteful court process to delay the Annual Meeting, which should immediately be moved forward to early May to align with recent years’ scheduling. We also warn the Board to avoid any self-directed refreshes or other maneuvers to insulate insiders from accountability. In our view, the Board has completely forfeited its right to make material decisions between now and the Annual Meeting.”

No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company, any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

2

Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and Longacre Square Partners is serving as strategic advisor to Browning West. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

Contacts

Browning West

info@browningwest.com

310-984-7600

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

browningwest@longacresquare.com

Carson Proxy

Christine Carson, 416-804-0825

christine@carsonproxy.com

###

3